

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2022

Brian Cree
President and Chief Operating Officer
Vitesse Energy, Inc.
9200 E. Mineral Avenue, Suite 200
Centennial, Colorado 80112

   Re: Vitesse Energy, Inc.
    Amendment No. 1 to Draft Registration Statement on Form 10-12B
    Submitted October 12, 2022
    CIK No. 0001944558

Dear Brian Cree:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10-12B

Risk Factors
We could have an indemnification obligation to Jefferies in certain circumstances, page 27

1. We note your response to prior comment 25 and reissue it in part. You state that the Distribution itself does not give rise to a change in beneficial ownership, and public trading of the stock of Jefferies or Vitesse by small stockholders does not give rise to a change in beneficial ownership, "but many other transactions could do so." Please revise to describe these "other transactions" and provide the pertinent ownership levels for purposes of the analysis related to a 50% or more ownership change so that investors can better assess the risk. If you cannot provide such information, please explain.

Conditions to the Spin-Off, page 64

2.   We note the revised disclosure you provided in response to prior comment 5, stating only that with such a waiver "there would be less comfort that the intended tax-free treatment of the Distribution will be respected." Further revise to disclose, if true, (1) that waiver of the receipt of either the IRS Ruling or the written opinion of Morgan, Lewis & Bockius LLP would in fact be deemed to be material to Jefferies shareholders, and (2) that therefore such waiver would result in your amending the registration statement or filing a Form 8-K (depending on the timing of the waiver).

Dividend Policy, page 64

3.   Although you suggest that the payment of dividends is discretionary, you state unequivocally your intention to pay quarterly cash dividends and you quantify in this section and at page 84 the amount you expect to pay at an approximate annual amount. If you retain such disclosures, provide a basis for stating your intention to make dividend payments considering that you do not expect to adopt a formal dividend policy and include detailed disclosure to show your historical ability to pay dividends at this anticipated amount.

4.   You refer here to "covenants associated with certain of our debt service obligations" and at page 46 you disclose that your new revolving credit facility "and any future indebtedness we incur may contain a number of restrictive covenants that will impose operating and financial restrictions on us, including restrictions on our ability to, among other things: declare or pay any dividend...." Please revise to describe the restrictions on your ability to declare or pay any dividend under your material agreements and disclose whether such limitations would have had any impact on your ability to pay dividends had such limitations been in effect during your last fiscal year.

Supplemental Oil and Gas Information (Unaudited)
Oil and Natural Gas Reserve Data, page F-39

5.   We note your response to prior comment 30; however, the downward revision of (7.4) MMBoe related to the removal of undeveloped drilling locations due to a slower recovery of rig activity than expected in the explanation on page F-40 appears to be inconsistent with the comparable net change of (6,875) MBoe in the explanation on pages 79 and 89 for the year ended November 30, 2021. We also note the arithmetic summation of the individual changes related to revisions in the total net quantities of proved reserves in the explanation on page F-40 appears to be inconsistent with the overall downward change of (3.7) MMBoe for the year ended November 30, 2021. Please revise your disclosure to resolve these inconsistencies or tell us why a revision is not needed.

Exhibits

6.   We note your response to prior comment 36 indicating the prior reserves report inadvertently stated that a reserve category of PDNP was applied to drilled uncompleted horizontal wells, which was incorrect, and was revised to state that a reserve category of PDNP was applied to certain drilled horizontal wells. In this regard, we note the revised reserves report filed as Exhibit 99.2 includes approximately $16.0 million in future development costs ("investments") relating to the PDNP reserves shown in the report. Please explain to us in reasonable detail the nature of these costs and the related activities to be performed. Also explain to us how you considered the magnitude of such costs on a per well basis compared to the cost of a new well in classifying your PDNP reserves as proved developed reserves rather than as undeveloped reserves. Refer to the definitions in Rule 4-10(a)(6)(i) and (a)(31) of Regulation S-X in preparing your response.

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Wall, Petroleum Engineer, at 202-551-4727 or John Hodgin, Petroleum Engineer at 202-551-3699 if you have questions regarding the engineering comments. Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Michael Swidler, Esq. of Baker Botts LLP